UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-02987

Niagara Mohawk Power Corporation

(as issuer of the 3.60% Preferred Stock and the 3.90% Preferred Stock)

National Grid plc

(as guarantor of the 3.60% Preferred Stock and the 3.90% Preferred Stock)

(Exact name of registrant as specified in its charter)

In respect of Niagara Mohawk Power Corporation:

300 Erie Boulevard West

Syracuse, NY 13202

(315) 474-1511

In respect of National Grid plc:

1-3 Strand

London, WC2N 5EH

United Kingdom

Justine Campbell

011 44 20 7004 3000

Group General Counsel and Company Secretary

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.60% Preferred Stock issued by Niagara Mohawk Power Corporation and guaranteed by National Grid plc (CUSIP: 653522300)

3.90% Preferred Stock issued by Niagara Mohawk Power Corporation and guaranteed by National Grid plc (CUSIP: 653522409)

(Title of each class of securities covered by this Form)

Niagara Mohawk Power Corporation:

None

National Grid plc:

Ordinary Shares of 12 204/473 pence each

American Depositary Shares, each representing five Ordinary Shares of 12 204/473 pence each

5.602% Notes due 2028

5.809% Notes due 2033

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

3.60% Preferred Stock issued by Niagara Mohawk Power Corporation ¬ 118

3.90% Preferred Stock issued by Niagara Mohawk Power Corporation ¬ 145

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Niagara Mohawk Power Corporation and National Grid plc has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Niagara Mohawk Power Corporation
(as issuer of the 3.60% Preferred Stock and the 3.90% Preferred Stock)
Dated: January 2, 2024
	By:	/s/ Christina Bostic
Name: Christina Bostic
Title: Treasurer

National Grid plc
(as guarantor of the 3.60% Preferred Stock and the 3.90% Preferred Stock)
Dated: January 2, 2024
	By:	/s/ Pritti Patel
Name: Pritti Patel
Title: Deputy Company Secretary and General Counsel Corporate